Exhibit __

LEGALITY OF SECURITIES OPINION

[Letterhead of The Vanguard Group, Inc.]

May 25, 2017

Board of Trustees
Vanguard Chester Funds
Post Office Box 2600
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Chester Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Plan”) by and between the Trust, on behalf of its series, Vanguard Institutional Target Retirement Income Fund (“Income Fund”), and Vanguard Institutional Target Retirement 2010 Fund (“2010 Fund”), which provides for the reorganization of the 2010 Fund with and into the Income Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.

Pursuant to the Plan, all of the assets of the 2010 Fund will be transferred to the Income Fund and the Income Fund will assume all of the liabilities of the 2010 Fund. The Trust will then issue Investor Shares of the Income Fund (“Income Fund Shares”) to the 2010 Fund and the 2010 Fund will distribute these Income Fund Shares to shareholders of the 2010 Fund. The net asset value of each 2010 Fund’s shareholder account after the Transaction will be the same as the net asset value of such shareholder’s account with the 2010 Fund immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Income Fund Shares to be issued to shareholders of the 2010 Fund pursuant to the Plan will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Based on the foregoing, I am of the opinion that the Income Fund Shares are duly authorized and, when issued by the Trust to the 2010 Fund and subsequently distributed to the shareholders of the 2010 Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

/s/

Laura J. Merianos Principal Legal Department